      As filed with the Securities and Exchange Commission on September 14, 2001
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                             GADZOOX NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            -------------------------

              DELAWARE                              3576                             77-0308899
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                               5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950

   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            -------------------------

                                 MICHAEL PARIDES
                             GADZOOX NETWORKS, INC.
                               5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                            -------------------------

                                   Copies to:
                             DOUGLAS H. COLLOM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                            -------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                            PROPOSED           PROPOSED
                                                             MAXIMUM           MAXIMUM
       TITLE OF EACH CLASS               AMOUNT             OFFERING          AGGREGATE         AMOUNT OF
        OF SECURITIES TO                  TO BE               PRICE            OFFERING       REGISTRATION
          BE REGISTERED              REGISTERED (1)       PER SHARE(2)         PRICE(2)            FEE
-------------------------------------------------------------------------------------------------------------
Common Stock                        21,276,596 shares        $1.345        $ 28,617,021.62     $ 7,154.26
  $0.005 par value.............
=============================================================================================================

(1) Represents the maximum number of shares of our common stock that may be acquired by the selling stockholder pursuant to the equity line financing agreement with us dated as of June 28, 2001. For purpose of estimating the number of shares to be included in this registration statement, we assumed that $20 million of our shares would be purchased under the equity line financing agreement at an assumed price of $0.94 per share, the minimum price per share. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares, as may become issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416(a) under the Securities Act of 1933.

(2) Estimated solely for the purposes of calculation of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based on the $1.345 average of the high and low sales prices of our common stock as reported by The Nasdaq National Market on September 10, 2001.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                             GADZOOX NETWORKS, INC.

                                21,276,596 SHARES

                                  COMMON STOCK

        This prospectus relates to the offer and sale by Societe Generale, or SG, of up to 21,276,596 shares of our common stock that may be purchased by SG from us pursuant to an equity line financing agreement dated June 28, 2001. In making offers and sales pursuant to this prospectus, SG is deemed to be acting as an underwriter, and its offers and sales are deemed to be made indirectly on our behalf.

        SG will receive all net proceeds from its resale of our common stock under this prospectus and will pay all brokerage fees and selling commissions applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

        YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

        Our common stock is quoted on The Nasdaq National Market under the symbol "ZOOX." On September 10, 2001, the closing sales price of our common stock was $1.33 per share.

                               ------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                               ------------------

                               September 14, 2001

                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
Where to Find Additional Information About Gadzoox..........................   1


Incorporation of Certain Documents by Reference.............................   1


Forward Looking Statements..................................................   3


Gadzoox Networks, Inc.......................................................   4


Equity Line Financing Agreement.............................................   5


Risk Factors................................................................   8


Use of Proceeds.............................................................  25


Selling Stockholder.........................................................  25


Plan of Distribution........................................................  26


Legal Matters...............................................................  28


Experts ....................................................................  28


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDER IS OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.

               WHERE TO FIND ADDITIONAL INFORMATION ABOUT GADZOOX

        We have filed reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. The documents that we file with the SEC can also be accessed through our website at http://www.gadzoox.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference herein. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference are:

        (1) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed on June 29, 2001.

        (2) Our Current Report on Form 8-K filed on April 3, 2001 (related to the announcement of anticipated results from our quarter ended March 31, 2001).

        (3) Our Current Report on Form 8-K filed on May 1, 2001 (related to the announcement of our results from our quarter ended March 31,
               2001).

        (4) Our Current Report on Form 8-K filed on June 1, 2001 (related to our May 2001 sale of 5,600,000 shares of our common stock in a private placement transaction).

        (5) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.

        (6) Our Current Report on Form 8-K filed September 6, 2001 (related to our August 2001 sale of 5,000,000 shares of our common stock in a private placement transaction).

        (7) The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 29, 1999, under
               Section 12(g) of the Securities Exchange Act of 1934.

        Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request, and we will provide, a copy of these filings, including any exhibits to such filings, at no cost, by writing or telephoning us at the following address: Gadzoox Networks, Inc., Attention: Chief Financial Officer, 5850 Hellyer Avenue, San Jose, California 95138, telephone number (408) 360-4950.

                           FORWARD LOOKING STATEMENTS

        This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the caption "Risk Factors." Please review these risk factors carefully. In addition, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended March 31, 2001. In connection with forward-looking statements which appear in these disclosures, you should carefully consider the factors set forth in this prospectus under "Risk Factors" and under the same caption in the Management's Discussion and Analysis section of any subsequent annual or quarterly report we file with the SEC.

                             GADZOOX NETWORKS, INC.

        We are a provider of hardware and software products that enable the creation of networks made up of computers and data storage devices which have become known as storage area networks. Our storage area network products are based on fibre channel technology, a set of specifications designed to enable computing devices, such as computers and storage devices, to rapidly exchange large amounts of data. We have designed our products to leverage the capabilities of fibre channel technology to enable companies to better manage the growth of mission-critical data.

        Our storage area network products include:

        - the Capellix 3000 chassis switch, a switch that can be configured to perform multiple functions by adding hardware that is scalable from 6 to 32 ports;

        - the Capellix 2000 arbitrated loop switch, an 8-port switch that is extendable to 11 ports, designed for the entry-level switch market;

        - the Slingshot 4218 switch, a 2 gigabit 18-port fibre channel fabric switch (announced in April 2001) currently being evaluated by a number of original equipment manufacturers and resellers;

        - the Gibraltar managed hub designed to provide centralized management of a storage area network and

        - the Ventana storage area network management software application which provides monitoring and control of devices.

        We were incorporated in April 1992 in California as Gadzoox Microsystems, Inc. In May 1997, we changed our name to Gadzoox Networks, Inc., and in August 1997, we reincorporated in Delaware. Our principal executive offices are located at 5850 Hellyer Avenue, San Jose, California 95138, and our telephone number is (408) 360-4950. Our corporate web site is located at www.gadzoox.com.

                         EQUITY LINE FINANCING AGREEMENT

        On June 28, 2001, we entered into an equity line financing agreement with SG pursuant to which we may affect a series of draw downs requiring SG to purchase up to an aggregate of $20 million of our common stock. Under the terms of the equity line we have the option, but not the obligation, to sell shares of our common stock to SG. Before we may draw down any funds under the equity line however, we must have an effective registration statement, such as this registration statement, on file with the SEC. At the time of entering into the equity line, we also entered into a registration rights agreement with SG which requires us to register for resale under the federal securities laws and all applicable state securities laws the shares purchased by SG under the financing agreement. The equity line financing agreement was amended, effective on July 20, 2001, to require that we obtain stockholder approval before delivering a draw down notice to SG which would require us to issue more than 6,812,400 shares of our common stock to SG. The equity line will terminate on the earlier to occur of the time when SG has acquired an aggregate of $20 million of our common stock under the equity line or June 28, 2003. SG has the right to terminate the equity line prior to June 28, 2003 if one or more of the events described in the final paragraph of this section.

        We may access funds under the equity line by delivering to SG a draw down notice that includes certain information such as the draw down amount and the minimum price at which we will issue shares of our common stock to SG. The maximum amount that we may draw down at any one time is equal to the lesser of the following two amounts:

        - $3,000,000, which amount will be $4,000,000 if the volume weighted average price of our common stock for the five trading days immediately preceding the date that we deliver our draw down notice multiplied by the average daily trading volume of our common stock during the 30 consecutive trading days preceding the date that we deliver our draw down notice, exceeds $8,000,000; and

        - 10% of the product of (i) the average volume weighted average price of our common stock for the five trading days preceding the date that we deliver our draw down notice multiplied by (ii) the average daily trading volume of our common stock during the 30 consecutive trading days preceding the date that we deliver our draw down notice multiplied by (iii) five.

        The minimum amount of any draw down is $200,000. If the maximum permitted draw down amount is less than $200,000 we may not deliver a draw down notice.

        The number of shares issued to SG pursuant to any draw down notice will be calculated on each of the five trading days following delivery of the notice. For each of the five trading days during the draw down, 20% of the total draw down amount will be allocated to purchase our common stock on that trading day at a price equal to 94% of the volume weighted average price of our common stock on that trading day. The draw down amount set forth in our draw down notice will be reduced by 20%, and SG will accordingly not be entitled to purchase any shares, for each day during the applicable five trading day-period that the volume weighted average price is less than the minimum price for our shares as stated in the notice. If we do not state a minimum price for our shares in the notice, then the minimum price will be $1.00 per share. The draw down amount set forth in our notice will also be reduced by 20%, and SG will accordingly not be entitled to purchase any shares, for each day during the five trading day-period following delivery of the notice that our common stock is not listed and approved for trading on the principal market for our shares or is halted or suspended from trading for a period of at least six hours.

        We will issue the total number of shares for a draw down notice on the sixth day following delivery of the notice.

        However, we may not deliver a draw down notice if the result to SG would be that, following the purchase of shares at any one time, SG or its affiliates would beneficially own more than 4.9% of our common stock then outstanding or, when combined with any other shares of our common stock acquired by SG during any 61-day period, SG or its affiliates would beneficially own more than 9.9% of our common stock then outstanding.

        The following table provides examples of hypothetical draw down amounts and shares to be issued given certain volume weighted average price and trading volumes and assuming we were to draw down the maximum amount allowed under the financing agreement for each such draw down:


                         VOLUME WEIGHTED                           DRAW DOWN        NUMBER OF SHARES
    TRADING DAY (1)       AVERAGE PRICE        VOLUME (3)          AMOUNT (4)          ISSUED (5)
    ---------------      ---------------       ----------          ----------       ----------------
1                            $3.25              500,000           $  812,500             265,958

6                            $3.00              490,000           $  735,000             260,639

12                           $2.75              600,000           $  825,000             319,149

18                           $2.50              700,000           $  875,000             372,341

24                           $2.00              450,000           $  450,000             239,362

                                          SUBTOTAL:               $3,697,500           1,457,449

(1) "Trading Day" indicates the first trading day after issuance of a draw down notice. The total duration of a draw down period is five days. We may issue a draw down notice only if we have delivered all shares of our common stock required to be issued or issuable under all prior draw down notices.

(2) Assumes the average volume weighted average price of our shares on our principal trading market for each trading day during the five-day pricing period.

(3) The average daily trading volume of our shares during the 30 trading days preceding the delivery date of a draw down notice.

(4) The minimum permitted draw down amount is $200,000. The maximum permitted draw down amount is the lesser of $3,000,000 (or $4,000,000 if the average volume weighted average price for the five trading days during the draw down period (column 2) multiplied by the average daily trading volume (column 3) exceeds $8,000,000) and 50% of the average volume weighted average price for the five trading days during the draw down period (column
     2) multiplied by the average daily trading volume (column 3).

(5) The number of shares issued is calculated by taking the total draw down amount and prorating it over the five trading days following the delivery of the draw down notice. Each of the prorated draw down amounts is then divided by 94% of the volume weighted average price of our shares for that day. The aggregate of the shares issued over the five days is the total number of shares issued for that draw down period. It is assumed that the volume weighted average price of our shares on each of the five trading days following the delivery of the draw down notice is equal to the average volume weighted average price of our shares for such five day period.

        These share prices are hypothetical and should not be interpreted as a forecast of current or future share prices or the expected or historical volatility of the share prices of our common stock. In this hypothetical example, over the course of 24 trading days, we would issue an aggregate of 1,457,449 shares in five separate draw downs and would receive proceeds totaling $3,697,500.

        Assuming the Company attempted to draw down funds and delivered such draw down notice to SG on September 5, 2001 and based on the $1.46 average volume weighted average price of our common stock for the five trading days preceding September 5, 2001 and the 214,000 assumed average daily trading volume of our shares during the 30 trading days preceding September 5, 2001, we would not be able to draw any funds under the equity line because of the limitations described above.

        Our ability to issue a draw down notice is also subject to other factors including, but not limited to:

        - the requirement that the price per share of our common stock remain higher than a specified minimum price during the five trading days following our delivery of a draw down notice;

        - the absence of any material adverse change in our business or financial condition for the 30 days before delivery of the notice;

        - the continued effectiveness of the registration statement covering the resale of shares by SG and the absence of any material omission or misstatement from the then current prospectus relating to the registration statement;

        - the delivery of certain letters and reports from our legal counsel and accountants;

        - the amount being drawn down not resulting in the beneficial ownership by SG of more than 4.9% of our outstanding shares on the draw down date;

        - maintaining our listing on the Nasdaq National Market for our common stock at that time;

        - limits on the amount that may be drawn down based on the trading price and TRADING volume of our common stock.

        If the price of our common stock does not increase significantly and if we are unable to meet the requirements, we may be unable to obtain all or any portion of the $20 million equity line from SG. See the section of this prospectus titled "Risk Factors" beginning on page 10 of this prospectus.

        SG may terminate our right to effect any draw downs under the equity line upon one trading day's notice if, among other things:

        - we fail to issue shares of common stock to SG on the sixth trading day following delivery of our draw down notice;

        - we fail to remove any restrictive legend on any shares of common stock issued to SG when required by the financing agreement or registration rights agreement;

        - trading in our common stock is halted or suspended for a period of 10 consecutive trading days;

        - we fail to fulfill our obligations under certain sections of the financing agreement;

        - we fail to maintain the effectiveness of our registration statement for the resale by SG of the shares to be issued pursuant to the financing agreement;

        - we fail to maintain the listing of our common stock on the Nasdaq National Market;

        - our common stock trades at a price below $1.00 per share for a period of 30 consecutive trading days;

        - we sell, convey, or dispose of all or substantially all of our assets;

        - we assign for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for all or substantially all of our property or business;

        -   we become insolvent; or

        - we breach any material representation or warranty contained in the financing agreement.

                                  RISK FACTORS

        Prospective investors are cautioned that the statements made in this prospectus or in documents incorporated by reference herein that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated because of a number of factors, including those identified herein under "Risk Factors" and elsewhere in this prospectus or in documents incorporated by reference herein.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL CONDITION

WE HAVE INCURRED NET LOSSES IN EVERY FISCAL QUARTER SINCE OUR INCEPTION IN 1992 AND WE MAY NEVER BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

        We have incurred net losses in every fiscal quarter since our inception in 1992, most recently a net loss of $9.4 million in our quarter ended June 30, 2001. We incurred a net loss in fiscal 2001 of $92.8 million and we had an accumulated deficit of $141.7 million as of June 30, 2001. If we are unable to increase revenue so that we achieve profitability, our operating results will suffer and the price of our common stock may fall. We expect to incur significant product development, sales and marketing and general and administrative expenses as we focus our business on the design, development, manufacturing and sales of fibre channel switching products, in particular our two-gigabit Slingshot product line. Our first Slingshot product only became commercially available in July 2001. Because we have switched the focus of our business to our switch products and continue to phase out our Gibralter hub product line, we do not expect to generate substantial revenue in the future from the sales of our hub products. In fiscal 2001, of our $33.3 million in total revenue, $24.6 million, or 74%, was attributable to sales of our Gibralter hub products, and only $8.7 million, or 26%, was derived from sales of our switch products. In the quarter ended June 30, 2001, of our $6.6 million in revenue, $4.1 million, or 62%, was attributable to sales of our switch products and $2.5 million, or 38%, was attributable to our Gibralter hub products. To date, all of our revenue from sales of our switch products have been attributable to our Capellix product line. Our future operating results will depend on many factors, including the growth of the fibre channel switching market and market acceptance of our new switching products. We may never be able to achieve or sustain profitability.

WE HAVE LIMITED WORKING CAPITAL AND WE WILL NEED TO RAISE ADDITIONAL FINANCING TO SUSTAIN OUR BUSINESS.

        We had only $16.6 million in working capital available as of June 30, 2001. We raised an additional $7.5 million from the sale of 5,000,000 shares of our common stock in August 2001 in a private placement transaction. We have never been profitable and we used $51.0 million of cash for operating activities in fiscal 2001, and $6.9 million for our quarter ended June 30, 2001. If we are unable to raise additional financing or if sales of our storage area network products are lower than we expect, we may be unable to sustain our business. Additional financing may not be available to us when and as required on commercially reasonable terms, if at all. In the event we are able to obtain additional financing, the issuance of equity or equity-related securities will dilute the ownership interest of our existing stockholders and the issuance of debt securities could increase the risk or perceived risk of our business. Issuance of debt securities could also impair our financial condition and interest payments could have an adverse effect on our results of operation. If we are unable to raise additional capital or if sales from our switching products are lower than expected, we will be required to make a significant reduction in operating expenses and capital expenditures in fiscal 2002 to ensure that we will have adequate cash reserves to fund operations through the end of fiscal 2002 and beyond. Additionally, we would be required to explore strategic alternatives, which may include a merger, asset sale or another comparable transaction or form a joint venture with a strategic partner or partners to provide additional capital resources to fund operations. If additional financing is not available, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

WE MAY NOT BE ABLE TO DRAW DOWN A SUFFICIENT AMOUNT OF FUNDS UNDER OUR EQUITY LINE FINANCING ARRANGEMENT TO FUND OUR OPERATIONS.

        The terms of our equity line financing agreement with Societe Generale, or SG, limit our ability to draw down funds under this financing line. As a consequence, we may not be able to draw down a sufficient amount of funds under the equity line to fund our operations and we will, in all likelihood, need to raise additional funds. On June 28, 2001, we entered into an equity line with SG pursuant to which we have the right to sell to SG, and SG has the obligation to purchase, up to $20 million of our common stock over a two year period ending June 28, 2003. In addition, under the terms of an agreement entered into with a placement agent we engaged in connection with the equity line, we are obligated to pay a fee to the placement agent equal to 2% of the funds we draw down under this equity line. Under our equity line with SG, we can elect to sell a specific dollar amount of our common stock based upon the price and trading volume of our common stock during the 30 trading days prior to a draw down. Assuming the Company attempted to draw down funds and delivered such draw down notice to SG on September 5, 2001 and based on the $1.46 average volume weighted average price of our common stock for the five trading days preceding September 5, 2001 and the 214,000 assumed average daily trading volume of our shares during the 30 trading days preceding September 5, 2001, we would not be able to draw any funds under the equity line because of limitations on our ability to draw down funds under the equity line. Because our right to sell shares under the equity line agreement is subject to a number of conditions we may not be able to sell our shares of common stock under the equity line agreement when we wish or need. Consequently, we may not be able to raise sufficient capital under the equity line to fund our operations.

IF WE DRAW DOWN UNDER OUR EQUITY LINE FINANCING ARRANGEMENT WITH SG, OUR STOCKHOLDERS WILL BE DILUTED, POTENTIALLY SUBSTANTIALLY, AND OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY.

        Under the terms of our equity line with SG, the shares of our common stock that we sell to SG under the equity line will be sold at a discount to the market price for our common stock. SG's resale to the public of the shares it purchases under the equity line may result in an immediate and significant drop in our stock price. In addition, our use of the equity line for financing will result in dilution to our stockholders, which may be substantial.

IF WE ARE UNABLE TO RAISE ADDITIONAL FINANCING, IF WE CONTINUE TO EXPERIENCE SIGNIFICANT LOSSES, AND IF OUR TRADING PRICE DECLINES, WE MAY NOT BE ABLE TO CONTINUE TO MEETING THE CONTINUED LISTING CRITERIA FOR THE NASDAQ NATIONAL MARKET, WHICH WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

        If we were unable to continue to list our common stock for trading on The Nasdaq National Market, this would materially adversely affect business, including, among other things:

        -   our ability to raise additional financing to fund our operations;

        -   our ability to attract and retain customers and distributors; and

        - our ability to attract and retain personnel, including management personnel.

        In addition, if we were unable to list our common stock for trading on The Nasdaq National Market, many institutional investors would no longer be able to retain their interests in and/or make further investments in our common stock because of their internal rules and protocols. If institutional shareholders liquidated their holdings in our common stock and/or did not continue to make investments in our common stock, this would decrease the trading volume of our shares and would likely result in a lower price for our common stock.

        Continued listing on The Nasdaq National Market requires, among other things, that we have stockholders' equity in excess of $10.0 million. As of June 30, 2001, our stockholders' equity was $11.4 million and we expect to incur losses in the quarter ending September 30, 2001. If we fail to meet the $10.0 million stockholders' equity requirement, we can meet the Nasdaq National Market listing standard so long as our net tangible assets exceed $4.0 million. As of June 30, 2001, our net tangible assets were approximately $11.4 million. Note that if the SEC declares effective a registration statement relating to the resale of shares of our common stock sold in private placements completed in May 2001 and August 2001, our stockholders' equity and net tangible assets will increase by approximately $21.6 million. Furthermore, continued listing on the Nasdaq National Market requires that the minimum bid price of our common stock exceed $1.00. If the minimum bid price of our common stock is below the $1.00 threshold for 30 consecutive days, we will not meet The Nasdaq National Market continued listing requirement. The closing sales price of our Common Stock as of September 10, 2001 as reported by The Nasdaq National Market was $1.33.

        In addition to the potential material adverse affects to our business in the event our common stock was no longer listed for trading on the Nasdaq National Market, we would not be able to draw down any funds under our equity line with SG.

WE MAY NOT BE ABLE TO REDUCE OUR OPERATING EXPENSES SUFFICIENTLY TO REDUCE OUR NET LOSSES AND SUSTAIN OUR BUSINESS. THIS MAY IMPAIR OUR ABILITY TO ATTRACT ADDITIONAL FINANCING.

        We incurred $91.0 million in operating expenses in fiscal 2001, and $12.6 million in the quarter ended June 30, 2001. We may not be able to reduce our operating expenses sufficiently to reduce our net losses which were $92.8 million in fiscal 2001 and $9.4 million in the quarter ended June 30, 2001. In March 2001, we implemented a reduction of force decreasing our headcount by 27 employees. In August 2001, we implemented a second reduction of force decreasing our headcount by an additional 16 employees. We are also attempting to reduce our financial commitments and reduce future cash outflows by negotiating alternative terms with our suppliers. In addition, cost-cutting measures could include additional reductions in force. If we are unable to reduce our operating expenses sufficiently, we may not be able to reduce our net losses or sustain our business. This may impair our ability to attract additional financing on commercially reasonable terms or at all.

WE ONLY RECENTLY BEGAN SELLING FIBRE CHANNEL SWITCH PRODUCTS AND OUR ABILITY TO SUCCESSFULLY SELL OUR CAPELLIX AND SLINGSHOT SWITCH PRODUCTS IS DIFFICULT TO EVALUATE. CONSEQUENTLY, OUR OPERATING RESULTS WILL BE DIFFICULT TO FORECAST.

        In the quarter ended March 31, 2001, we decided to focus our business on selling fibre channel switch products, a segment of the storage area network market that we have not historically competed in. In fiscal 2001, of our $33.3 million in total revenue, $24.6 million, or 74%, was attributable to sales of our Gibraltar hub products and only $8.7 million, or 26% of our total revenue, derived from sales of our switch products. In the quarter ended June 30, 2001, the first quarter after we decided to concentrate on the switch storage area network market, of our $6.6 million in revenue, $4.1 million, or 62%, was attributable to our Capellix switch products and $2.5 million, or 38%, was attributable to our Gibralter hub products. We plan to phase out our Gibralter hub product line and focus on our switch products. We only began selling our Capellix switch products in September 1999 and we expect much of our future revenue to come from sales of our two-gigabit Slingshot products, the first of which only became commercially available in July 2001.

        Because we do not have a substantial history in selling switch products and because of the rapidly evolving nature of the storage area network market generally, there is limited financial and operating data with which to evaluate our performance and prospects. Further, we plan our operating expenses based primarily on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. The revenue and income potential of our switch products is unproven and our historical performance is not likely to be indicative of future performance. If we do not achieve our expected revenue growth, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline. We may not be able to successfully penetrate the market for storage area network switch products, attract and retain original equipment manufacturer customers and distributors for these products or achieve or sustain profitability. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company that is focusing its business on selling products in a segment of the market different from its historical operations, a market segment that is rapidly evolving and intensely competitive. We also expect sales of our switch products to have lower margins, at least for the foreseeable future, than we have recently experienced with our hub products. We have been able to increase our margins on sales of our hub products as our costs to produce these products have decreased over time. In order to compete in the switch market we have had to reduce prices while our costs to manufacture these products have remained fixed.

IF WE ARE UNABLE TO SUCCESSFULLY MARKET AND SELL OUR SWITCH PRODUCTS, OUR ABILITY TO SUSTAIN AND GROW OUR BUSINESS WILL BE SIGNIFICANTLY REDUCED AND OUR STOCK PRICE WILL LIKELY DECLINE.

        If we are unable to successfully penetrate the fibre channel switch market, our revenue will continue to decline, our net losses will increase, we will need to raise additional funding and we may not be able to sustain our business. In the quarter ended June 30, 2001, the first quarter after we decided to focus our business on selling our switch products, we recorded $6.6 million in total revenue compared to $10.9 million in total revenue from the quarter ended June 30, 2000, a decrease of 39%. The quarter ending September 30, 2001 will be our first quarter during which we have our two-gigabit Slingshot switch product available. We do not have significant experience in developing, marketing, selling and supporting switch products. In contrast, many of our competitors do have this experience and many of our competitors have significantly greater financial, technical, marketing and administrative resources than we do. In addition, many of these competitors have pre-existing relationships with the primary original equipment manufacturers that we expect to sell our switch products to. Other factors that may affect the market acceptance of our switch products, many of which are beyond our control, include the following:

        - growth and changing requirements of the storage area networks product markets;

        - availability, price, quality and performance of competing products and technologies;

        - performance, quality, price and total cost of ownership of our products; and

        - successful development of our relationships with existing and potential original equipment manufacturing customers and distribution channel partners.

        We may not be able to compete successfully in the market for fibre channel switch storage area network products. Original equipment manufactures and other distribution partners may not adopt our Slingshot and Capellix switch products, and even if they do, we may not be able to generate significant revenue from the sale of these products to sustain our business.

WE DEPEND ON SALES OF OUR STORAGE AREA NETWORK PRODUCTS TO A FEW KEY ORIGINAL EQUIPMENT MANUFACTURER CUSTOMERS TO GENERATE SUBSTANTIALLY ALL OF OUR REVENUE. IF WE WERE TO LOSE ANY OF THESE CUSTOMERS OR SALES OF OUR PRODUCTS TO ANY OF THESE CUSTOMERS WERE TO DECREASE SIGNIFICANTLY, OUR OPERATING RESULTS WOULD SUFFER AND OUR ABILITY TO SUSTAIN OUR BUSINESS COULD BE SIGNIFICANTLY IMPAIRED.

        We depend on a few key original equipment manufacturer customers for substantially all of our revenue. In the quarter ended June 30, 2001, of our $6.6 million in total revenue, $3.0 million or 45% was due to sales to Hewlett Packard and $1.9 million or 29% was due to sales to Compaq. In fiscal 2001, of our $33.3 million in total revenue, $14.1 million or 42% was due to sales to Hewlett-Packard and $11.1 million or 33% was due to sales to Compaq. In fiscal 2000, of our $47.9 million in total revenue, $14.1 million or 29% was due to sales to Hewlett-Packard, $8.1 million or 17% was due to sales to Compaq, $15.8 million or 33% was due to sales to Bell Microproducts and $5.8 million or 12% was due to sales to Tokyo Electron. The primary reason for the decline is revenue for each of our primary original equipment manufacturer customers in fiscal 2001 as compared to fiscal 2000 was attributable to decreased demand for our hub products and slower than anticipated adoption of our Capellix fibre channel switch products.

        Although we intend to expand our original equipment manufacturer customer base, we anticipate that our operating results will continue to depend on sales to a relatively small number of original equipment manufacturers. We also expect that our decision to focus on sales of switching products will not change our historical pattern of selling only to a relatively small number of original equipment manufacturers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our expected future revenue. Our agreements with our customers do not provide any assurance of future sales to those customers. For example:

        - our original equipment manufacturer and reseller agreements are not exclusive and contain no renewal obligation;

        - our original equipment manufacturers and resellers can stop purchasing and marketing our products at any time; and

        - our original equipment manufacturer and reseller agreements do not require minimum purchases.

        We cannot be certain that we will retain our current original equipment manufacturer customers or that we will be able to recruit additional or replacement customers. Many of our original equipment manufacturers carry or utilize competing product lines. If we were to lose one or more original equipment manufacturers to a competitor, our business, results of operations and financial condition could be significantly materially adversely affected and our ability to sustain our business could be significantly impaired.

IF WE ARE UNABLE TO INCREASE SALES OF OUR STORAGE AREA NETWORKS PRODUCTS THROUGH OUR DISTRIBUTION CHANNEL PARTNERS AND RESELLERS, OUR OPERATING RESULTS WILL SUFFER.

        Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through original equipment manufacturers, distribution partners and resellers. We believe that expanding our sales through distribution partners and resellers is an important part of our strategy to increase sales of our switch products. Our failure to execute this strategy successfully could limit our ability to grow or sustain revenue. During fiscal 2001, approximately $6.3 million, or 19%, of our revenue was derived from sales to distribution partners and resellers. In the quarter ended June 30, 2001, approximately $1.8 million, or 27%, of our revenue was derived through these channels. As we attempt to expand our sales to distribution partners and resellers, we may increase our selling costs, as these parties generally require a higher level of customer support than our original equipment manufacturers. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Even where we are successful in establishing a distribution or reseller relationships, our agreements with the third party will likely not be exclusive, and as a result, many of our distribution partners and resellers will carry competing product lines. We believe that distribution partners and resellers are extremely important influencers of end-user customer purchase decisions. Our distribution partners and resellers may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our failure to successfully develop or manage our relationships with distribution partners and resellers could materially adversely affect our operating results.

        Historically, we have experienced difficulties in selling our products through distribution partners as compared to original equipment manufacturing customers. Our original equipment manufacturing customers have demonstrated the ability to resell our storage area network products due, in part, to the length of time they have been involved in this marketplace and the strength of their internal technical, sales and marketing structures. Our distribution channel partners have participated in this market for a shorter period of time and often do not typically have fully trained technical, sales and marketing staffs. As a result, they are not as well positioned as our original equipment manufacturers to sell our products effectively. We may never be able to increase the sales of our products through distribution partners and resellers. If we are unable to effectively sell our products through our distribution channel partners and resellers, our net revenues may continue to decline and our business would be harmed.

THE LENGTHY PROCESS REQUIRED TO MAKE SALES TO OR DEVELOP RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS AND DISTRIBUTION PARTNERS MAY IMPEDE OUR ABILITY TO INCREASE SALES OF OUR PRODUCTS.

        We rely on original equipment manufacturers and distribution channel partners to distribute and sell our products. As a result, our success is dependant on our ability to initiate, manage and expand our relationships with significant original equipment manufacturers and our ability to attract distribution channel partners that are able and willing to sell our products, as well as the sales efforts of these original equipment manufacturers and distribution channel partners. Our original equipment manufacturer customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new technologies, including our products. Based on our experience with our larger original equipment manufacturer customers, this evaluation process is lengthy and has historically been as long as nine months. During the slowdown of the U.S. economy in general and the market for storage area network products in particular, in 2000 and the first-half of 2001, the sales process has lengthened to some extent, in some cases as long as 12 months. Our sales process is complex and requires significant sales, marketing and management efforts on our part. The complexity of this process increases if we must qualify our products with multiple customers at the same time. In addition, once our products have been qualified, the length of the sales cycle of each of our original equipment manufacturers may vary depending upon whether our products are being bundled with another product or are being sold as an option or add-on. Sales to distribution channel partners may also require lengthy sales and marketing cycles. Additionally, to increase sales through the distribution channel, we have made significant investments in activities designed to improve sell-through at the end-user level and we may never see significant revenue resulting from these efforts. Any delay in the sales cycle could have an adverse effect on our operating results and financial condition.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE IF OUR RESULTS FAIL TO MEET INVESTORS' AND ANALYSTS' EXPECTATIONS.

        We have experienced, and expect to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. During the past three years, our operating results have varied significantly. Additionally, we began focussing our business on selling our switch products, which has not traditionally been our core business, only in the first half of calendar 2001, and we expect that our operating results may vary significantly in the future as we attempt to penetrate this market segment. Our quarterly and annual operating results are likely to continue to vary significantly in the future due to a number of factors, many of which are outside of our control. The primary factors that may cause our quarterly net revenues and operating results to fluctuate include the following:

        - fluctuations in demand for our products and services, particularly orders from original equipment manufacturers;

        - changes in general economic conditions and specific economic conditions in the computer storage and networking industry;

        - our ability to develop, introduce, ship and support new products and product enhancements;

        - the ability and willingness of our distribution channel partners to sell our products;

        - the timing of customer orders and product implementations, particularly large orders from our customers;

        - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

        -   decreases in the prices at which we can sell our products;

        - the rate of adoption of storage area networks as an alternative to existing data storage and management systems;

        - our ability to obtain sufficient supplies of components, including sole or limited source components, at expected prices;

        - the mix of our hubs and switch products sold and the mix of distribution channels through which they are sold;

        -   increases in the prices of the components we purchase;

        - our ability to maintain quality manufacturing standards for our products;

        - competitive technology developments which may decrease the demand for products based on the technology we utilize;

        - our ability to maintain, increase or quickly decrease the contract production of our products at expected prices; and

        - the mix of our hubs, switches, software and other products sold and the mix of distribution channels through which they are sold.

        Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.

OUR ORIGINAL EQUIPMENT MANUFACTURERS HAVE UNPREDICTABLE ORDER PATTERNS, WHICH MAY CAUSE OUR REVENUE TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER

        Our original equipment manufacturer customers tend to order sporadically, and their purchases can vary significantly from quarter to quarter. Our original equipment manufacturers generally forecast expected purchases in advance, but frequently do not order as expected and tend to place purchase orders only shortly before the scheduled delivery date. We plan our operating expenses based in part on revenue projections derived from our original equipment manufacturers' forecasts. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. These order habits may cause our backlog to fluctuate significantly. Moreover, our backlog is not necessarily indicative of actual sales for any succeeding period, as orders are subject to cancellation or delay by our original equipment manufacturers with limited or no penalty. None of our current customers have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. In the past, customers have unexpectedly reduced or cancelled orders for our products. In July 1998, Digital Equipment cancelled orders for our Bitstrip product, and in December 1998 Hewlett-Packard unexpectedly reduced orders for our Gibraltar 10-port product. More recently, in 2000 and the first-half of 2001, orders for our products by original equipment manufacturers has declined significantly due to a decline in sell-through to end-user customers. We expect that given the overall weak general economic condition and the weakness in the market for storage area network products in particular, our customers may continue to be slow to place orders for our products.

RISKS RELATED TO OUR INDUSTRY

THE STORAGE AREA NETWORK MARKET IN WHICH WE COMPETE IS RELATIVELY NEW AND STILL EVOLVING, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

        Fibre channel-based storage area networks were first deployed in 1997. As a result, the market for storage area network and related storage router products has only recently begun to develop and continues to rapidly evolve. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are used exclusively in storage area networks. Accordingly, widespread adoption of storage area networks as an integral part of data-intensive enterprise computing environments is critical to our future success. Most of the organizations that potentially may purchase our products from our original equipment manufacturer customers have invested substantial resources in their existing computing and data storage systems and, as a result, potential end-user customers may be reluctant or slow to adopt a new approach, like storage area networks. Storage area networks are often implemented in connection with the deployment of new storage systems and servers. Therefore, our future success is also substantially dependent on the market for new storage systems and servers. Furthermore, the ability of the different components used in a storage area network to function effectively, or interoperate, with each other when placed in a computing system has not yet been achieved on a widespread basis. Until greater interoperability is achieved, customers may be reluctant to deploy storage area networks. The speed at which customers adopt current and new products for storage area networks is highly unpredictable. Our success in generating net revenues in this emerging market will depend on, among other things, our ability to:

        - educate potential original equipment manufacturers, distribution channel partners and end-users about the benefits of storage area networks switch technology;

        - maintain and enhance our relationships with leading original equipment manufacturers customers and channel partners;

        - predict and base our products on standards which ultimately become industry standards; and

        - predict and deliver new and innovative products demanded by the storage area marketplace.

OUR BUSINESS WILL SUFFER IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

        Our future success depends upon our ability to address the rapidly evolving storage area networks market, including changes in relevant industry standards and the changing needs of our customers by developing and introducing high-quality, technologically-progressive, cost-effective products, product enhancements and services on a timely basis. For example, the technology being deployed today in most storage area networks products is FC-AL or FC-SW. During fiscal 2001, the development of competing technologies such as Ethernet IP has been discussed by the technical community. If we are unable to design, develop and manufacture products that anticipate or incorporate new technologies that are used in storage area networks in a timely manner and efficiently utilize such new technologies in our product developments, the demand for our current products may decrease significantly, which would harm our operating results.

OUR OPERATING RESULTS MAY SUFFER BECAUSE THE COMPETITION IN THE STORAGE AREA NETWORKS MARKET IS INTENSE. WE ALSO FACE SIGNIFICANT COMPETITION FROM DATA NETWORKING COMPANIES AND ENTERPRISE SOFTWARE DEVELOPERS.

        Competition in the storage area network market is intense. In addition, the adoption of new technology in the our market likely will intensify the competition for improved storage area network products. In the storage area networks switch market, our current competitors include Brocade, McData, QLogic and Vixel. In the storage area networks hub market, our competitors include Emulex and Vixel. In addition to these companies, we expect new storage area networks competitors to emerge. In the future, we may also compete against data networking companies which may develop storage area networks products. Furthermore, although we currently offer products that complement the software products offered by Legato and Veritas, they and other enterprise software developers may in the future compete with us. We also compete with providers of data storage solutions that employ traditional storage technologies, including small computer system interface-based technology such as Adaptec, LSI Logic and QLogic. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition.

        Many of our current and potential competitors, in comparison to us, have:

        -   longer operating histories;

        -   greater name recognition;

        -   greater financial resources;

        -   larger customer bases;

        -   more established distribution channels; and

        - significantly greater financial, technical, sales, marketing, manufacturing and other resources.

        Moreover, our competitors may foresee the course of market developments more accurately and could in the future develop new technologies that compete with our products or even render our products obsolete.

        Increased competition could also result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or sustain market acceptance. In addition, we have limited experience competing in the market for storage area network switch products as we only began selling our Capellix switch products in September 1999 and our first Slingshot switch product became commercially available only in July 2001.

IF WE CANNOT INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET REDUCTIONS IN THE AVERAGE UNIT PRICE OF OUR PRODUCTS, OUR OPERATING RESULTS WILL SUFFER.

        We anticipate that as products in the storage area market become more commoditized, the average unit price of our products will continue to decline in the future in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net revenue will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products. Further, as average unit prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our business could be seriously harmed, particularly if the average selling price of our products decreases significantly.

DELAYS IN PRODUCT DEVELOPMENT COULD ADVERSELY AFFECT OUR BUSINESS.

        We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations and financial condition. Prior delays have resulted from numerous factors, such as:

        -   Changing original equipment manufacturer product specifications;

        -   Difficulties in hiring and retaining necessary personnel;

        - Difficulties in reallocating engineering resources and other resource limitations;

        -   Changing market or competitive product requirements;

        -   Unanticipated engineering complexity; and

        -   Undetected errors or failures in software and hardware.

        Our operating results will be materially adversely affected if we fail to timely develop product enhancements, if we fail to introduce new products, or if any new products or product enhancements that we develop and introduce are not broadly accepted. In addition, we must successfully manage the introduction of new or enhanced products to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet our customers' demands.

IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS, OUR ABILITY TO SELL OUR PRODUCTS WILL BE MATERIALLY ADVERSELY AFFECTED.

        Our products must comply with industry standards. For example, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission. Internationally, our products are also required to comply with standards established by authorities in various countries. Any new products and product enhancements that we introduce in the future must also meet industry standards at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business. Our products comprise only a part of the entire storage area networks market. All components of the storage area networks must comply with the same standards in order to operate efficiently together. We depend on companies that provide other components of the storage area networks to support the industry standards as they evolve. Many of these companies are significantly larger and more influential in effecting industry standards than we are. Some industry standards may not be widely adopted or they may not be implemented uniformly, and competing standards may emerge that may be preferred by original equipment manufacturer customers or end users. If other companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could suffer.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, OUR ABILITY TO COMPETE IN THE STORAGE AREA NETWORK MARKET WOULD BE MATERIALLY ADVERSELY AFFECTED.

        Our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance and the protection of our intellectual property rights is critical to the success of our business. To protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We currently hold six patents which expire between 2013 and 2016, and have five patent applications pending in the United States with respect to our storage area network technology, and are also seeking patent protection for our technology in selected international locations. The patents for our pending patent applications may never be issued. In addition, with respect to our current patents and any patent applications that are approved in the future, these patents may not provide sufficiently broad protection or they may not prove enforceable in actions against alleged infringement. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY, AND EFFORTS TO PROTECT IT MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH WOULD SERIOUSLY HARM OUR BUSINESS.

        We rely heavily on our intellectual property, and efforts to protect it may cause us to become involved in costly and lengthy litigation which would seriously harm our business. Although we are not currently involved in any intellectual property litigation, we may be a party to intellectual property litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

        - stop using the challenged intellectual property or selling our products or services that incorporate it;

        - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on commercially reasonable terms, if at all; and

        - redesign those products or services that are based on or incorporate the challenged intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, our net revenues would be substantially reduced and we may be unable to sustain our business.

RISKS ASSOCIATED WITH MANUFACTURING OUR PRODUCTS

WE ARE DEPENDENT ON OUR MANUFACTURING RELATIONSHIP WITH SANMINA TO MANUFACTURE OUR STORAGE AREA NETWORK PRODUCTS. IF WE ARE UNABLE THROUGH OUR RELATIONSHIP WITH SANMINA, OR OTHERWISE, TO DEVELOP AND MAINTAIN MANUFACTURING CAPABILITIES THAT ENABLE US TO MEET OUR CUSTOMERS' REQUIREMENTS, OUR BUSINESS AND PROSPECTS WILL BE MATERIALLY ADVERSELY AFFECTED.

        We have limited internal manufacturing capabilities and have entered into a manufacturing relationship with Sanmina to manufacture our storage area networking products. Our ability to manufacture and deliver our products is dependent on our relationship with Sanmina and our ability to, together with Sanmina, develop manufacturing processes that will allow us to produce sufficient quantities of products at competitive prices. We only have limited means to internally manufacture our products and do not have alternate outsourcing relationship with other contract manufacturers that will enable us to meet our manufacturing requirements. While we are attempting to identify and enter into a relationship with alternative manufacturers, identifying and entering into an agreement with a new manufacturer and establishing manufacturing processes is time-consuming and if we were to experience difficulties with our manufacturing relationship with Sanmina this could significantly interrupt the supply of our products. In addition, many of the potential manufacturers who could manufacture our products have existing relationships with our competitors or potential competitors and may be unwilling to enter into agreements with us. If our relationship with Sanmina, or any relationship we enter in the future with other manufacturers, is impaired, this could prevent us from being able to deliver our products, damage our customer relationships, could materially adversely affect our operating results and financial condition.

WE MAY EXPERIENCE DELAYS OR DISRUPTIONS IN MANUFACTURING OUR PRODUCTS WHICH COULD IMPAIR OUR ABILITY TO DELIVER OUR PRODUCTS TO CUSTOMERS.

        Our business would be harmed if we fail to effectively manage the manufacture of our products. If Sanmina experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our customer relations, operating results, competitive position and reputation. We generally place orders with Sanmina at least two months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from Sanmina or adequate quantities of components to meet our customers' delivery requirements or we may accumulate excess inventories. In contrast, our usage of Sanmina's facilities and our related capital expenditures assume a level of customer orders that we may not realize or, if we do realize, may not be sustained. Many of our manufacturing expenses are fixed, and if we do not receive anticipated levels of customer orders, our expected profit margin will decline and we may not be able to reduce our operating expenses quickly enough to prevent a decline in our operating results.

        In the future we intend to work with Samina and additional manufacturers that could potentially manufacture our higher volume products at lower costs in foreign locations. We may experience difficulties and disruptions in the manufacture of our products while we transition to new manufacturing facilities. Manufacturing disruptions could prevent us from achieving timely delivery of products and could result in lost revenue. Additionally, we must coordinate our efforts with those of our suppliers, Sanmina, or other third party manufacturers, to rapidly achieve volume production. We have experienced delays in the past product deliveries from one of our former contract manufacturers. Any delays in the manufacturing of our products could adversely affect our operating results or impair our customer relationships.

BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR MANY KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD IMPAIR OUR ABILITY TO MANUFACTURE OUR PRODUCTS AND COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        We depend upon a single source for each type of our application-specific integrated circuits, and limited sources of supply for several key components, including, but not limited to, power supplies, chassis and optical transceivers. We have in the past experienced and may in the future experience shortages of, or difficulties in acquiring, these components. Qualifying a new component manufacturer and commencing volume production is expensive and time-consuming and could significantly interrupt the supply of our products. If we are required or choose to change component manufacturers, we may damage our customer relationships, which could materially adversely affect our ability to sell our products. In addition, we rely on Sanmina to procure components required for the manufacture of our products. If for any reason these component manufacturers were to stop satisfying our needs without providing us or Sanmina with sufficient warning to procure an alternate source, our ability to manufacture and sell our products could be harmed. In addition, any failure by our component manufacturers to supply us or Sanmina with their products on a timely basis could result in late deliveries of our products to our customers. Our inability to meet our delivery deadlines could adversely affect our customer relationships and, in some instances, result in termination of these relationships or potentially subject us to litigation.

BECAUSE WE ORDER COMPONENTS AND MATERIALS BASED ON ROLLING FORECASTS, WE MAY OVERESTIMATE OR UNDERESTIMATE OUR COMPONENT AND MATERIAL REQUIREMENTS, WHICH COULD INCREASE OUR COSTS AND THEREBY PREVENT US FROM MEETING CUSTOMER DEMAND AND MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, component requirement forecasts made by us or Samina may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. We are liable for materials that Samina purchases on our behalf that we do not use. Any of these occurrences would negatively impact our business and operating results. In the past we have overestimated the demand for certain products which has resulted in inventory writedowns and reserves for excess and obsolete inventory. For example, during fiscal year 2001 we wrote-down our inventories by approximately $9 million, most of which was related to excess inventory of Capellix products where demand turned out to be less than forecast over the next 12 months.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR NET REVENUES.

        Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and we have found errors in existing products. In the future we may find errors in our existing, new or enhanced products. In addition, our products are usually integrated with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our or other vendors' storage area networks products, could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relationship problems.

ADDITIONAL RISKS ASSOCIATED WITH OUR BUSINESS

IF WE DO NOT HIRE, RETAIN AND INTEGRATE HIGHLY SKILLED MANAGERIAL, ENGINEERING, SALES, MARKETING, FINANCE AND OPERATIONS PERSONNEL, OUR BUSINESS MAY SUFFER.

        Our ability to successfully develop, market, sell and support our products depends to a significant degree upon the continued contributions of our key personnel in engineering, sales, marketing, finance and operations, many of whom would be difficult to replace. The loss of the services of any of our key personnel could adversely affect our ability to implement our business plan. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing, finance and operations personnel, including executive officers. In addition, our products and services require a sophisticated selling effort targeted at several key people within a prospective customer's organization. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. Competition for these people is intense, especially in the San Francisco Bay area where our operations are headquartered. In particular, in the past we have experienced difficulty in hiring and retaining qualified application-specific integrated circuits, software, system, test and customer support engineers and executive staff and we may not be successful in attracting and retaining individuals to fill these positions. In March of 2001 we implemented a reduction of force decreasing our headcount by 27 employees. In August 2001, we implemented a second reduction of force decreasing our headcount by an additional 16 employees. These reductions in force may make it difficult for us to recruit necessary personnel in the future. If we are unable to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers and sales personnel, our ability to develop, introduce and sell our products could be harmed.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.

        During fiscal 2001, approximately 28% of our total revenue were derived from international sales activities, and during fiscal 2000, international sales represented 30% of our total revenues. In the quarter ended June 30, 2001, international sales represented 29.6% of our total revenue. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

        - multiple, protectionist, adverse and changing governmental laws and regulations;

        -   reduced or limited protections of intellectual property rights;

        - potentially adverse tax consequences resulting from changes in tax laws; and

        -   political and economic instability.

        To date, none of our international revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. In the future, a portion of our international revenues may be denominated in foreign currencies, which would subject us to risks associated with fluctuations in those foreign currencies.

OUR BUSINESS MAY BE HARMED BY PENDING CLASS ACTION LITIGATION.

        On June 6, 2001, a putative securities class action, captioned Cooper v. Gadzoox Networks, Inc., et al., was filed against us, three of our former executive officers and Credit Suisse First Boston Corporation and BancBoston Robertson Stephens, Inc., two underwriters in our initial public offering, in the United States District Court for the Southern District of New York. The complaint alleges violations of Section 11 of the Securities Act against all defendants, a violation of Section 15 of the Securities Act against our former executive officers, and violations of Section 12(a)(2) of the Securities Act and
Section 10(b) of the Securities Exchange Act and Rule 10b-5, promulgated thereunder against the underwriters. The complaint seeks unspecified damages on behalf of a purported class of purchasers of common stock between July 19, 1999 and December 6, 2000. On June 25, 2001, a similar complaint, captioned Goldgrab
v. Gadzoox et al., was filed against Gadzoox, the former executive officers and several of the underwriters participating in our initial public offering in the Southern District of New York. The complaint is substantially identical to the Cooper complaint, except in that it alleges violations of Section 10(b) of the Exchange Act against all defendants, including Gadzoox and the individual defendants. There have been additional lawsuits filed containing allegations substantially identical to those in the Cooper and Goldgrab complaints and we anticipate that additional related lawsuits may be brought against us with substantially identical allegations to the Cooper lawsuit. We further anticipate that all such lawsuits will eventually be coordinated or consolidated with one another. We believe we have meritorious defenses to the allegations and we intend to defend the lawsuits vigorously. We do not believe that these matters will have material adverse affect on our results of operation or financial condition. However, litigation is subject to inherent uncertainties, and the disposition of the litigation could materially adversely affect our financial condition, results of operation and cash flows. The uncertainty associated with substantial unresolved litigation may also impair our relationships with existing customers and its ability to obtain new customers. Defending such litigation will likely result in a diversion of management's time and attention away from business operations. Such litigation may also have the effect of discouraging potential acquirors from bidding for Gadzoox or reducing the consideration such acquirors would otherwise be willing to pay in connection with an acquisition.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

        Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

        - authorizing our board of directors to issue preferred stock without stockholder approval;

        - providing for a classified board of directors with staggered, three-year terms;

        -   prohibiting cumulative voting in the election of directors;

        - requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

        -   limiting the ability of stockholders to call special meetings;

        -   prohibiting stockholder actions by written consent; and

        - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

        We are subject to the antitakeover provisions of Delaware law which regulate corporate acquisitions. Delaware law prevents certain Delaware corporations, including Gadzoox, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. This provision of Delaware law may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

WE MAY INCUR FINANCIAL PENALTIES IN CONNECTION WITH REGISTERING FOR RESALE THE SHARES OF COMMON STOCK WE SOLD IN MAY 2001 AND AUGUST 2001 WHICH WOULD CAUSE US TO SUSTAIN ADDITIONAL LOSSES.

        In connection with our May 2001 sale of 5,600,000 shares of our common stock and our August 2001 sale of an additional 5,000,000 shares of our common stock, we agreed to register these shares for resale under the Securities Act. The registration rights agreements that we entered into with our May 2001 and August 2001 investors contain provisions requiring us to pay penalties unless a registration statement covering the resale of these shares is declared effective by the SEC no later than 90 days after our sale of the common stock to the investors. With respect to the sale of the May 2001 shares, we incurred a $75,000 penalty for not having the registration statement covering the resale of the shares effective in August 2001 and we will incur additional penalties of $150,000 for each subsequent 30 day period that the registration statement covering the resale of the shares is not effective. If the registration statement is not effective by May 2002, the investors will have the right to demand that we repurchase the shares at 110% of the original $2.65 per share price, which could result in an obligation of up to $16.3 million. With respect to the sale of the August 2001 shares, we will incur a $75,000 penalty if the registration statement covering the resale of the shares has not been declared effective by November 2001 and we will incur additional penalties of $112,500 for each subsequent 30 day period that the registration statement covering the resale of the shares is not effective. If the registration statement is not effective by August 2002, the investors will have the right to demand that we repurchase the shares at 110% of the original $1.50 per share price, which could result in an obligation of up to $8.3 million. Any penalties we are required to pay under the terms of our agreements with the May 2001 and August 2001 investors will result in losses and will hurt our operating results and financial condition.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

        The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. From January 1, 2000 through September 10, 2001, the market price has ranged from a high of $68.75 per share to a low of $1.19 per share. Several factors could impact our stock price including, but not limited to:

        -   announcements concerning Gadzoox, our competitors or customers;

        -   quarterly fluctuations in our operating results;

        - introduction of new products or changes in product pricing policies by us or our competitors;

        -   conditions in the storage area network industry;

        -   changes in earnings estimates by industry analysts; or

        -   market conditions for high technology equities in general.

        In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares under this prospectus by SG. SG will receive all net proceeds from the sale of our common stock under this prospectus.

                               SELLING STOCKHOLDER

        In making offers and sales pursuant to this prospectus, SG is deemed to be acting as an underwriter, and its offers and sales of shares purchased from us under the equity line financing agreement are deemed to be made indirectly on our behalf. Before the execution and delivery of the equity line financing agreement, SG did not have a material relationship with us, and as of the date of this prospectus, does not own any of our common stock.

        The maximum number of shares of our common stock that SG may acquire pursuant to the equity line financing agreement, and which shares are offered under this prospectus, is 21,276,596 shares. The actual number of shares issued to SG under the equity line financing agreement is indeterminate and could be materially less than such maximum number of shares depending on factors that cannot be predicted at this time, including (among other factors) the extent to which we decide to put shares to SG under the financing agreement and the future market price of our common stock. Upon completion of the offering pursuant to this prospectus, SG will not own any shares of our common stock.

        However, we may not deliver a draw down notice if the result to SG would be that, following the purchase of shares at any one time, SG or its affiliates would beneficially own more than 4.9% of our common stock then outstanding or, when combined with any other shares of our common stock acquired by SG during any 61-day period, SG or its affiliates would beneficially own more than 9.9% of our common stock then outstanding.

                              PLAN OF DISTRIBUTION

        The selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market national quotation system or trading facility on which the shares are traded or in private transactions. These sales may be a fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

        - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

        - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

        - an exchange distribution in accordance with the rules of the applicable exchange or national quotation system;

        -   privately negotiated transactions;

        -   short sales;

        - broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

        -   a combination of any such methods of sale; and

        -   any other method permitted pursuant to applicable law.

        The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may pledge their shares to their brokers under the margin provisions of customer agreements. If the selling stockholder default on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        The term "short sales" means any sale of a security that the seller does not own on any sale which is consummated by the delivery of a security borrowed by, or for the account of, the seller.

        Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The selling stockholder and any broker-dealers or agents that are involved in selling the shares acquired by selling stockholder under equity line will be considered "underwriters" by the SEC within the meaning of the Securities Act in connection with the sales under this registration statement.

Accordingly, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the common stock offered has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California.

                                     EXPERTS

        Our financial statements and schedules for the fiscal year ended March 31, 2001, all contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, payable by Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

        SEC registration fee..................................................  $   7,154.26
        Printing expenses.....................................................      5,000.00
        Legal fees and expenses...............................................     10,000.00
        Accounting fees and expenses..........................................      5,000.00
        Miscellaneous.........................................................      5,345.74
                Total.........................................................  $  32,500.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        Our restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

        Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

        In addition to indemnification provided for in our certificate of incorporation and bylaws, we have entered into indemnification agreements with our directors, executive officers and former controller. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

        The Registration Rights Agreement dated June 28, 2001, between Registrant and Societe Generale, made in connection with Registrant's equity line financing provides that Registrant will indemnify the Societe Generale against certain liabilities, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Registrant pursuant to the foregoing provisions, Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        As of the date of this registration statement and except as described in the registration statement and the Registrant's Exchange Act findings, there is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16. EXHIBITS.

      EXHIBIT
      NUMBER                              DESCRIPTION
      -------                             -----------
        4.1*          Form of Common Stock Certificate

        4.2**         Registration Rights Agreement dated June 28, 2001 between
                      Registrant and Societe Generale, the selling stockholder

        4.3**         Equity Line Financing Agreement between Registrant and
                      Societe Generale, dated June 28, 2001

        5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                      Corporation

        23.1 Consent of Arthur Andersen LLP independent public accountants

        23.2          Consent of Wilson Sonsini Goodrich & Rosati (included in
                      Exhibit 5.1)

        24.1          Power of Attorney (contained on Page II-4)


* Filed previously as an exhibit to Registrant's registration statement on Form S-1 filed on May 7, 1999, as amended (File No. 333-78029).

** Filed previously as an exhibit to Registrant's annual report on Form 10-K for its fiscal year ended March 31, 2001, filed on June 28, 2001.

ITEM 17. UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        4. That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 14, 2001.

                             GADZOOX NETWORKS, INC.

                             By: /s/Michael Parides
                                 -----------------------------------------------
                                 Michael Parides
                                 President, Chief Executive Officer and Director



                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Parides and David P. Eichler, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this registration statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                   TITLE                           DATE
-------------------------------------    --------------------------------------    ------------------
          /s/Michael Parides             President, Chief Executive Officer and    September 14, 2001
-------------------------------------    Director (Principal Executive Officer)
            Michael Parides


           /s/David Eichler              Chief Financial Officer (Principal        September 14, 2001
-------------------------------------    Financial and Accounting Officer)
             David Eichler


           /s/Milton Chang               Director                                  September 14, 2001
-------------------------------------
             Milton Chang


          /s/Robert Kuhling              Director                                  September 14, 2001
-------------------------------------
            Robert Kuhling


            /s/Steven West               Director                                  September 14, 2001
-------------------------------------
              Steven West


          /s/Sylvia Summers              Director                                  September 14, 2001
-------------------------------------
            Sylvia Summers

                                      INDEX TO EXHIBITS

      EXHIBIT
      NUMBER                              DESCRIPTION
      -------                             -----------
        4.1*          Form of Common Stock Certificate

        4.2**         Registration Rights Agreement dated June 28, 2001 between
                      Registrant and Societe Generale, the selling stockholder

        4.3**         Equity Line Financing Agreement between Registrant and
                      Societe Generale, dated June 28, 2001

        5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                      Corporation

        23.1 Consent of Arthur Andersen LLP independent public accountants

        23.2          Consent of Wilson Sonsini Goodrich & Rosati (included in
                      Exhibit 5.1)

        24.1          Power of Attorney (contained on Page II-4)


* Filed previously as an exhibit to Registrant's registration statement on Form S-1 filed on May 7, 1999, as amended (File No. 333-78029).

** Filed previously as an exhibit to Registrant's annual report on Form 10-K for its fiscal year ended March 31, 2001, filed on June 28, 2001.